

March 29, 2022

Lori Lipcaman
Chief Financial Officer
Vishay Intertechnology, Inc.
63 Lancaster Avenue
Malvern, Pennsylvania 19355-2143

   Re: **Vishay Intertechnology, Inc.**
        Form 10-K for the Year Ended December 31, 2021
        Filed February 23, 2022
        File No. 001-07416

Dear Ms. Lipcaman:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Financial Statements
Notes to Consolidated Financial Statements
Note 15 Segment and Geographic Data, page F-45

1.   We note your presentation of more than one profit measure for each of your reportable segments: gross profit and segment operating income. We further note that you consider segment operating income to be the more important metric. ASC 280-10-50-22 requires disclosure of a single measure of segment profit and ASC 280-10-50-28 indicates that when more than one segment profit measure is utilized the one with the measurement principles most consistent with GAAP becomes the segment measure of profit or loss. Please revise all applicable disclosures within your filing to present only that single measure of segment profit or loss for each segment and reconcile to your consolidated income measure as required by ASC 280-10-50-30b. In addition, please note that additional segment profit or loss measures may be presented outside of your financial

statements and footnotes as non-GAAP measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing